FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura to Announce Fourth Quarter and Full Year Operating Results on April 25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 19, 2008

	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

Nomura to Announce Fourth Quarter and Full Year

Operating Results on April 25

Tokyo, March 19, 2008—Nomura Holdings, Inc. plans to announce its operating results for the fourth quarter and full fiscal year ending March 31, 2008, at 15:00JST on April 25. Financial statements and presentation materials will be available on the Nomura Holdings website (www.nomura.com) shortly after the announcement.

A live audio webcast of the company’s conference call is scheduled to be delivered via nomura.com at:

21:00 (JST)

13:00 (BST)

08:00 (EST)

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki	Nomura Holdings, Inc.	81-3-3278-0591

Michiyori Fujiwara	Group Corporate Communications Dept.

Notes to editors:

Nomura Group

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 18,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.